News Release
TSX:RMX | NYSE AMEX:RBY
December 7, 2011

Rubicon Provides Drilling and Operational Update F2 Gold System, Phoenix Gold Project, Red Lake, Ontario
-Results include 156.0 g/t gold over 4.0 metres (4.55 oz/ton gold over 13.1 feet) in shallow southern extension and 90.9 g/t gold over 0.5 metres (2.65 oz/ton gold over 1.6 feet) and 184.7 g/t gold over 0.5 (5.39 oz/ton gold over 1.6 feet) metres in deeper drilling-
-New hoist installed and head frame extension completed-

Rubicon Minerals Corporation (TSX:RMX | NYSE-AMEX:RBY) (“Rubicon”) is pleased to provide an interim update of its exploration and development activities at its 100%-owned F2 Gold System, Phoenix Gold Project, located in the heart of the prolific Red Lake gold district.  As reported in our news release dated October 19, 2011, Rubicon is carrying out a 12-month, $55 million program designed to complete sufficient exploration and development work to attain its objective of production in Q4 2013 and to optimize certain aspects of its Preliminary Economic Assessment (“PEA”), dated June 29, 20111.  The latest drilling results are tabulated in Table 1, along with a plan and section depicting these results in Figures 1 and 2.

Drilling Highlights

Southern extension (shallow) – Target Area 3

Underground drill hole 305-155 intersected multiple, felsic-hosted gold-bearing intercepts over a 9.0 metre vertical distance (Figure 2 and Table 1) returning 156.0 g/t gold over 4.0 metres (4.55 oz/ton gold over 13.1 feet) including a very high-grade section of 1,219.6 g/t gold over 0.5 metres (35.57 oz/ton gold over 1.6 feet) (when a 270 g/t gold top cut is applied to the extreme grade in this interval the result would be 37.3 g/t gold over 4.0 metres ), 20.5 g/t gold over 1.0 metre (0.60 oz/ton gold over 3.3 feet) and 18.5 g/t gold over 1.0 metre (0.54 oz/ton gold over 3.3 feet) which is part of a broader intercept grading 8.1 g/t gold over 4.0 metres (0.24 oz/ton gold over 13.1 feet).  These intercepts point to an emerging, shallow target in this area which is only 300-350 metres below surface (Figure 2) and may correlate along strike with felsic hosted gold mineralization adjacent to the WLB2 zone located approximately 150 metres to the northeast (Figure 1).

Southern extension target (moderate depth) – Target Areas 5 & 8

Drill hole F2-2011-02 returned 184.7 g/t gold over 0.5 metres (5.39 oz/ton gold over 1.6 feet), 90.9 g/t gold over 0.5 metres (2.65 oz/ton gold over 1.6 feet) and 8.0 g/t gold over 2.0 metres (0.23 oz/ton gold over 6.6 feet).  In the same area, F2-2011-01 intersected 13.1 g/t gold over 1.1 metres (0.38 oz/ton gold over 3.6 feet) including 27.5 g/t gold over 0.5 metres (0.80 oz/ton gold over 1.6 feet).  These intercepts can be correlated with existing zones which form the upper part of existing resources in this area, close to 1200 metres below surface (Figure 2).

These latest results are significant because in the current PEA, a conservative approach was used by AMC Mining Consultants (Canada) Inc. which elected, in the potential mine plan, to apply the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource).  Rubicon is carrying out selective drilling in this area designed to test whether the existing elevated resource grade holds up with more drilling.  While more drilling below 1,200 metres is required and is ongoing, these new results confirm and extend current gold zones around 1,200 metre depths.

“These latest results are encouraging. Firstly, they identify an emerging shallow target area and secondly and perhaps more importantly, they are confirming and extending known high-grade gold intercepts in the important area around 1,200 metres, an area where we are assessing the potential to optimize the PEA mine plan grades through further drilling.  Our exploration to date extends to only moderate depths compared to other major deposits in the Red Lake gold district and we are looking at ways to drill below 2,000 metres to test whether the F2 Gold System extends to depth,” stated David Adamson, President and CEO.

Project and Permitting Update

Since the most recent project update (see news release dated September 12, 2011) and as part of the ongoing 12-month, $55 million program the following development projects milestones have been reached or are ongoing:

(1)	Completion of grid power distribution to underground workings and surface infrastructure, including the new hoisting plant.

(2)	Completion of electrical and mechanical commissioning of new hoist.

(3)	Completed head frame extension with new sheave deck and back legs.

(4)	Preparation to resume shaft sinking early in Q1 2012. It is planned to extend the shaft to a depth of 610 metres.

(5)	Continued vertical development of a rock pass from the 305 level to the 122 level, ongoing lateral development on the 244 level and the completion of improved ventilation for underground workings.

(6)	Completion of potable water system.

(7)	Geotechnical drilling on the tailings management facility.

(8)	Ongoing procurement initiatives for SAG and ball mills (long lead items).

(9)
Initiation of studies under the technical services agreement with Agnico-Eagle Mines Limited, which was negotiated pursuant to the financing agreement announced July 27, 2011.  Immediately after the financing agreement, Agnico-Eagle owned approximately 9.2% of the issued and outstanding shares of Rubicon.

Rubicon announced December 2, 2011 that it had received acceptance (approval) of its Production Closure Plan as filed with the Ministry of Northern Development and Mines.  As outlined in the same news release, three other permits remain outstanding.  Rubicon has taken what it views as a conservative approach in stating that these are expected to be received before the end of 2012 since they are currently in the final stages of review.

For further information, please refer to the detailed operations update link as well as updated operation photos at www.rubiconminerals.com.  All references to currency are Canadian dollars unless specified otherwise.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine.  Rubicon’s shares are listed on the NYSE-AMEX (RBY) and the TSX (RMX) Exchanges and have traded on average, 1.7 million shares per day in 2011.  Rubicon’s shares are included in the S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President  & CEO

1           Preliminary Economic Assessment Technical Report under NI 43-101, prepared by AMC Mining Consultants (Canada) Ltd. and having an effective date of August 8, 2011 (the "PEA").

PR11-22    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Highlight Results
Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
F2-2011-01	1187	13.1	1.1	0.38	3.6	8	New
incl.	1187	27.5	0.5	0.80	1.6	8	New
F2-2011-02	936	8.0	2.0	0.23	6.6	5	Blk5-Zn1
F2-2011-02	1070	90.9	0.5	2.65	1.6	5	Blk8-Zn1
F2-2011-02	1184	184.7	0.5	5.39	1.6	8	Blk8-Zn2
305-143	588	5.1	2.0	0.15	6.6	2	Blk2-Zn1
305-145	194	6.2	2.0	0.18	6.6	4	New
305-148	628	23.3	1.0	0.68	3.3	2	New
305-149	299	6.1	4.0	0.18	13.1	1	Blk1-WLB2
incl.	299	20.5	0.5	0.60	1.6	1	Blk1-WLB2
305-150	304	4.5	7.5	0.13	24.6	1	Blk1-WLB2
incl.	304	12.1	1.0	0.35	3.3	1	Blk1-WLB2
305-151	309	3.8	9.5	0.11	31.2	1	Blk1-WLB2
305-152	320	4.2	26.6	0.12	87.2	1	Blk1-WLB2
incl.	318	13.6	1.0	0.40	3.3	1	Blk1-WLB2
and incl.	328	16.9	1.0	0.49	3.3	1	Blk1-WLB2
305-153	438	10.7	3.7	0.31	12.1	3	122-40
incl.	437	34.8	1.0	1.02	3.3	3	122-40
305-154	374	6.2	2.7	0.18	8.9	1	Blk1-WLB2
incl.	374	12.4	1.0	0.36	3.3	1	Blk1-WLB2
305-155	417	8.1	4.0	0.24	13.1	3	Blk3-WLB2
incl.	418	18.5	1.0	0.54	3.3	3	Blk3-WLB2
305-155	421	20.5	1.0	0.60	3.3	3	Blk3-WLB2
305-155	426	156.0	4.0	4.55	13.1	3	Blk3-WLB2
incl.	426	1,219.6	0.5	35.57	1.6	3	Blk3-WLB2
305-156	445	5.2	6.0	0.15	19.7	1	Blk1-WLB2
Holes with the prefix ‘305’ were drilled from underground.  Holes with the prefix ‘F2’ were drilled from surface.  Assays are uncut unless otherwise stated. Reported lengths are core lengths, more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

PR11-22    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PR11-22    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2: Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
305-150
4.5 / 7.5 incl. 12.1 / 1.0
305-149
6.1 / 4.0 incl. 20.5 / 0.5
305-145
6.2 / 2.0
305-151
3.8 / 9.5
305-155
156.0 / 4.0
incl. 1219.6 / 0.5
305-154 6.2 / 2.7 incl. 12.4 / 1.0
305-156
5.2 / 6.0
305-152
4.2 / 26.6 incl. 13.6 / 1.0
and incl. 16.9 / 1.0
305-155
20.5 / 1.0
305-148
23.3 / 1.0
305-155
8.1 / 4.0 incl. 18.5 / 1.0
305-143
5.1 / 2.0
305-153
10.7 / 3.7 incl. 34.8 / 1.0
F2-2011-02
8.0 / 2.0
F2-2011-02
90.9 / 0.5
F2-2011-02
184.7 / 0.5
F2-2011-01
13.1 / 1.1 incl. 27.5 / 0.5
3
1
4
5
2
6
8
7
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

PR11-22    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person

Assays were conducted on sawn NQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Project exploration, drill work programs and all data forming the basis of this news release were supervised and verified by Terry Bursey, P.Geo., Regional Manager for Rubicon and a Qualified Person as defined by NI 43-101. Phoenix Project site operations are conducted under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined by NI 43-101.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this news release include statements regarding the timing and nature of permitting approvals, the timing and nature of infrastructure developments and construction, completion of project milestones, projections of future optimization, production timeline targets, the timing of negotiations with third parties, and the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. Significant additional drilling is required at F2 to fully understand system size and the economic implications of same.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning  resource estimates; results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of Rubicon and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-22    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.